MECHEL REPORTS THE 9M 2015 FINANCIAL RESULTS

Revenue amounted to $3.3 billion
Consolidated EBITDA(a) amounted to $ 587 million
Net loss attributable to shareholders of Mechel OAO amounted to $1.0 billion

Moscow, Russia – December 16, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 9M 2015.

OAO Mechel’s Chief Executive Officer Oleg Korzhov commented:

“All of our business segments continue to demonstrate stable growth of operational income and positive EBITDA sufficient to service our current debt interest payments. The management’s efforts aimed at optimizing the Group’s operations and adapting to changing market situations yield positive results. At the same time, low costs of mining and processing coal award us competitive advantages as compared to other global producers. As the ruble weakens, costs are dropping even more when denominated in dollars, which proves a positive impact on our operations’ economic efficiency. As production remains stable, EBITDA has grown by 20% as compared to the same period last year and by 10% quarter-on-quarter. Operating income has nearly doubled year-on-year, going up by nearly 30% quarter-on-quarter.

We continue constructive talks with our lenders on debt restructuring and see positive dynamics of these negotiations. Meanwhile, the company is holding talks seeking to bring in partners for developing the Elga deposit.

Throughout the accounting period, we have been increasing mining at the Elga project. Record profitability of production at this facility, upheld by the weakening of our national currency, enables Elga to be economically efficient even considering the current production level and coal prices. Stable demand for coal products from Japan’s and South Korea’s export markets combined with growing consumption in India and our own facilities’ major need of coal is a recipe for this project’s long-term success”.

Consolidated Results For The 9M 2015

US $ mln.	9M’15	9M’14%		3Q’15	2Q’15%
Revenue	3,275	5,022	-35%	1,003	1,159	-13%

from external customers

Adjusted operating income	398	170	134%	138	108	28%

EBITDA (a)	587	489	20%	197	179	10%

EBITDA (a), margin	17.9%	9.7%		19.6%	15.4%

Net (loss) / income	-1,012	-1,223	-17%	-773	34	-2.374%

attributable to shareholders of Mechel OAO

Adjusted net loss	-265	-269	-1%	-14	-152	-91%

Net debt	6,454	8,2	-21%	6,454	6,974	-7%

Trade working capital	-883	-92	860%	-883	-815	8%

•	Ruble devaluation had a major impact on our dollar-denominated revenue, which has gone down by 13% quarter-on-quarter, but a comparatively small cost inflation enabled us to increase our EBITDA margin to 19.6% in the third quarter.

•	The significant net loss of 773 million dollars in 3Q2015 was 99% due to currency rate differences.

Mining Segment

Mechel Mining Management Company OOO’s Chief Executive Officer Pavel Shtark noted:

“Global prices and demand for metallurgical raw materials which are our segment’s principal product, continued to fall throughout the year. The major decrease in our revenue reflects that. Against this backdrop, we actively optimized our sales policy to lessen the negative impact of market factors. As the domestic market was more profitable, starting from the second quarter we redirected some of our product flow from export to the Russian market and used our own coal in the coke and chemical production as much as possible, with the Elga deposit’s coal playing a major part in this. Elga’s coking coal is actively used in producing coke at the Group’s facilities.

I must note that mining at the Elga deposit is growing at an outperforming rate. Over these nine months, nearly three million tonnes of coal were mined at the deposit, with the year’s total nearing to four million tonnes.

The segment demonstrates growth of both the operational income and EBITDA compared to the same period last year and quarter-on-quarter.”

US $ mln.	9M’15	9M’14%		3Q’15	2Q’15%
Revenue
from external customers	1,055	1,604	-34%	302	363	-17%

Revenue intersegment	354	447	-21%	122	131	-7%

EBITDA(a)	304	251	21%	102	96	6%

EBITDA (a), margin	21.6%	12.2%		24.1%	19.4%

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev said:

“Despite the global economic volatility and difficulties at steel products markets, this year our segment managed to demonstrate stable operational and financial results. Our sales of nearly all key products are growing quarter by quarter. We paid a lot of attention to optimization of our product range, giving up on economically inefficient production and increasing the share of high value-added products. For example, Chelyabinsk Metallurgical Plant’s universal rolling mill has shipped off some 150,000 tonnes of high-quality rolls this year.

The decreased cost of incoming raw materials, as well as the ruble’s devaluation, enabled us to significantly improve operational income and EBITDA as compared to the same period last year, while constant effort of controlling costs and optimizing production yielded stable financial results quarter-on-quarter.”

US $ mln.	9M’15	9M’14%		3Q’15	2Q’15%
Revenue
from external customers	1,895	2,904	-35%	612	682	-10%

Revenue intersegment	96	173	-45%	13	44	-70%

EBITDA(a)	271	212	28%	83	83	0.6%

EBITDA(a), margin	13.6%	6.9%		13.3%	11.4%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Pyotr Pashnin noted:

“Throughout this year, we were demonstrating higher results in electricity generation than last year. Minor fluctuations are caused only by seasonal factors in our operations. As a whole, we continue to demonstrate stable operational income and positive EBITDA.”

US $ mln.	9M’15	9M’14		3Q’15	2Q’15
Revenue	325	514	-37%	89	114	-22%

from external customers

Revenue	183	281	-35%	53	64	-17%

intersegment

EBITDA(a)	12	14	-14%	5	0.1	4.900%

EBITDA(a), margin	2.4%	1.8%		3.5%	0.1%

***

The management of Mechel will host a conference call today at 18:00 p.m. Moscow time (3:00 p.m. London time, 10 a.m. New York time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Alexey Lukashov
Director of Investor Relations
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexey.lukashov@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

*Please find the calculation of the EBITDA(a) and other measures used here and hereafter in Attachment A

Attachments to the 9M 2015 Earnings Press Release
Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Adjusted EBITDA represents earnings before Depreciation, depletion and amortization, Foreign exchange gain / (loss), Loss from discontinued operations, Interest expense, Interest income, Net result on the disposal of non-current assets, Impairment of goodwill and long-lived assets, Provision for amounts due from related parties, Result of disposed companies (incl. the result from their disposal), Amount attributable to noncontrolling interests, Income taxes and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our net revenues. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Adjusted net income / (loss) represents net income / (loss) before Loss from discontinued operations, Result of disposed companies, Foreign exchange gain / (loss), Impairment of goodwill and long-lived assets and Provision for the amounts due from related parties, including the effect on income tax and amounts attributable to noncontrolling interests and Other one-off items. Our adjusted net income / (loss) may not be similar to adjusted net income / (loss) measures of other companies. Adjusted net income / (loss) is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted net income / (loss) provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations. While impairment of long-lived assets and goodwill and provision for the amounts due from related parties are considered operating costs under generally accepted accounting principles, these expenses represent the non-cash current period allocation of costs associated with assets acquired or constructed in prior periods. Our adjusted net income / (loss) calculation is used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculations of Net debt and trade working capital are presented below:

US $ mln	30.09.2015	30.09.2014	30.09.2015	30.06.2015
Short-term borrowings and current portion of long-term debt	6,206	7,608	6,206	6,742
Long-term debt, net of current portion	69	236	69	16
Derivative instruments	—	49	—	—
less Cash and cash equivalents	(36)	(71)	(36)	(45)
Net debt, excluding finance lease liabilities	6,239	7,822	6,239	6,713

Finance lease liabilities, current portion	214	170	214	261
Finance lease liabilities, non-current portion	1	208	1	—
Net debt	6,454	8,200	6,454	6,974

US $ mln	30.09.2015	30.09.2014	30.09.2015	30.06.2015

Accounts receivable, net of allowance for doubtful accounts	272	471	272	328
Due from related parties, net of allowance	5	40	5	9
Inventories	513	867	513	586
Prepayments and other current assets	188	303	188	230
Trade current assets	978	1,681	978	1,153

Trade payable to vendors of goods and services	419	791	419	523
Advances received	51	109	51	76
Accrued expenses and other current liabilities	1,149	476	1,149	1,073
Taxes and social charges payable	227	360	227	279
Due to related parties	15	37	15	17
Trade current liabilities	1,861	1,773	1,861	1,968

Trade working capital	(883)	(92)	(883)	(815)

Adjusted EBITDA can be reconciled to our consolidated statements of operations as follows:

Consolidated results			Mining Segment **			Steel Segment**		Power Segment**
US $ thousand	9m 2015	9m 2014	9m 2015	9m 2014	9m 2015	9m 2014	9m 2015	9m 2014
Net loss	(1,011,861)	(1,222,609)	(632,397)	(858,851)	(364,384)	(360,327)	(14,785)	(15,336)
Add:

Depreciation, depletion and amortization	180,195	300,537	110,416	184,175	64,877	109,631	4,903	6,730

Foreign exchange loss / (gain)	731,584	734,724	482,510	523,711	249,046	213,984	29	(2,971)

Interest expense	735,423	570,757	404,753	291,481	311,196	277,710	28,709	25,723

Interest income	(1,922)	(2,689)	(7,522)	(16,353)	(2,920)	(9,285)	(715)	(1,208)

Net result on the disposal of non-current assets, impairment of goodwill and long-lived assets and provision for amounts due from related parties	1,991	22,156	1,861	5,149	432	16,648	(302)	361

(Income) / loss from discontinued operations, net of income tax	(3,412)	43,806	1,552	51,811	(5,291)	(9,549)	327	1,544

Net gain / (loss) attributable to noncontrolling interests	6,182	4,004	(2,965)	(4,677)	7,829	5,827	1,317	2,854

Income taxes	(70,848)	14,514	(53,831)	53,134	(9,418)	(34,698)	(7,600)	(3,923)

Other one-off items	20,129	23,825	—	21,439	20,129	2,383	—	3

Adjusted EBITDA	587,461	489,025	304,377	251,019	271,496	212,324	11,883	13,777

Adjusted EBITDA, margin	18%	10%	22%	12%	14%	7%	2%	2%

US $ thousand	9m 2015	9m 2014	9m 2015	9m 2014	9m 2015	9m 2014	9m 2015	9m 2014

Net loss	(1,011,861)	(1,222,609)	(632,397)	(858,851)	(364,384)	(360,327)	(14,785)	(15,336)

Add:

(Recovery of provision) / provision for amounts due from related parties	(193)	15,598	(243)	418	354	14,953	(304)	227

(Income) / loss from discontinued operations, net of income tax	(3,412)	43,806	1,552	51,811	(5,291)	(9,549)	327	1,544

Effect on net (loss) / income attributable to noncontrolling interests	(1,050)	4,170	(2)	—	(1,048)	4,170	—	—

Foreign exchange loss / (gain)	731,584	734,724	482,510	523,711	249,046	213,984	29	(2,971)

Accrual of income taxes for 2009-2010	—	131,250	—	131,250	—	—	—	—

Other one-off items	20,129	23,825	—	21,439	20,129	2,383	—	3

Adjusted net loss, net of income tax	(264,803)	(269,236)	(148,580)	(130,222)	(101,194)	(134,386)	(14,733)	(16,533)

Operating income / (loss)	376,314	128,996	189,509	25,558	179,923	84,285	7,175	7,248

Add:

(Recovery of provision) / provision for amounts due from related parties	(193)	15,598	(243)	418	354	14,953	(304)	227

Loss on write-off of property, plant and equipment	2,108	4,278	989	2,560	1,119	1,718	—	—

Other one-off items	20,127	21,439	—	21,439	20,127	—	—	—

Adjusted operating income / (loss)	398,356	170,311	190,255	49,975	201,523	100,956	6,871	7,475

**including intersegment operations
	Consolidated results		Mining Segment **		Steel Segment**		Power Segment**

US $ thousand	3Q 2015	2Q 2015	3Q 2015	2Q 2015	3Q 2015	2Q 2015	3Q 2015	2Q 2015

Net (loss) / income	(772,623)	33,969	(539,954)	52,631	(233,185)	(9,181)	(6,593)	(9,050)

Add:

Depreciation, depletion and amortization	56,630	65,170	34,388	40,475	20,689	22,905	1,553	1,790

Foreign exchange loss / (gain)	766,967	(189,078)	527,658	(141,705)	238,148	(47,678)	1,160	305

Interest expense	243,789	235,473	158,237	115,881	80,579	112,599	7,390	9,970

Interest income	(640)	(563)	(2,085)	(2,114)	(728)	(1,166)	(243)	(260)

Net result on the disposal of non-current assets, impairment of goodwill and long-lived assets and provision for amounts due from related parties	424	(239)	(108)	(1,085)	824	853	(293)	(8)

(Income) / loss from discontinued operations, net of income tax	(6,790)	3,359	(116)	1,081	(6,739)	2,180	65	99

Net (loss) / gain attributable to noncontrolling interests	(7,774)	6,349	(9,872)	5,233	(63)	1,580	2,161	(464)

Income taxes	(82,628)	24,320	(66,363)	26,038	(16,376)	518	108	(2,235)

Other one-off items	(3)	5	—	—	(3)	5	—	—

Adjusted EBITDA	197,352	178,765	101,785	96,435	83,146	82,615	5,308	147

Adjusted EBITDA, margin	20%	15%	24%	20%	13%	11%	4%	0%

US $ thousand	3Q 2015	2Q 2015	3Q 2015	2Q 2015	3Q 2015	2Q 2015	3Q 2015	2Q 2015

Net (loss) / income	(772,623)	33,969	(539,955)	52,631	(233,185)	(9,181)	(6,593)	(9,050)

Add:

(Recovery of provision) / provision for amounts due from related parties	(424)	(191)	(55)	(187)	(73)	4	(296)	(8)

(Income) / loss from discontinued operations, net of income tax	(6,790)	3,359	(116)	1,081	(6,739)	2,180	65	99

Effect on net (loss) / income attributable to noncontrolling interests	(693)	43	(2)	—	(691)	43	—	—

Foreign exchange loss / (gain)	766,967	(189,078)	527,658	(141,705)	238,148	(47,678)	1,160	305

Accrual of income taxes for 2009-2010	—	—	—	—	—	—	—	—

Other one-off items	(3)	5	—	—	(3)	5	—	—

Adjusted net loss, net of income tax	(13,566)	(151,893)	(12,470)	(88,181)	(2,543)	(54,627)	(5,664)	(8,654)

Operating income / (loss)	138,260	107,332	67,577	54,045	59,523	55,360	4,051	(1,644)

Add:

(Recovery of provision) / provision for amounts due from related parties	(424)	(191)	(55)	(187)	(73)	4	(296)	(8)

Loss on write-off of property, plant and equipment	428	993	369	97	58	896	—	—

Other one-off items	—	—	—	—	—	—	—	—

Adjusted operating income / (loss)	138,264	108,134	67,891	53,955	59,508	56,260	3,755	(1,652)

**including intersegment operations

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
	September 30, 2015	December 31, 2014
	(unaudited)
ASSETS
Cash and cash equivalents	$35,841	$70,800
Accounts receivable, net of allowance for doubtful accounts of $56,279 as of September 30, 2015 and $68,493 as of December 31, 2014	272,144	330,371
Due from related parties, net of allowance of $1,370,788 as of September 30, 2015 and $1,458,296 as of December 31, 2014	5,183	9,303
Inventories	512,850	640,671
Deferred income taxes	102,028	91,223
Current assets of discontinued operations	—	151,602
Prepayments and other current assets	188,308	238,314
Total current assets	1,116,354	1,532,284

Long-term investments in related parties	5,606	6,142
Other long-term investments	3,616	4,060
Property, plant and equipment, net	3,324,369	3,944,427
Mineral licenses, net	593,640	719,951
Other non-current assets	21,859	30,453
Deferred income taxes	51,490	72,966
Goodwill	343,575	403,207
Total assets	5,460,509	6,713,490

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	6,206,063	6,678,549
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	419,207	537,004
Advances received	50,722	81,599
Accrued expenses and other current liabilities	1,149,179	811,345
Taxes and social charges payable	227,323	215,251
Unrecognized income tax benefits	14,505	31,444
Due to related parties	14,792	15,494
Asset retirement obligations, current portion	7,642	3,478
Deferred income taxes	8,039	7,893
Current liabilities of discontinued operations	—	150,033
Pension obligations, current portion	16,265	18,656
Dividends payable	1,535	1,843
Finance lease liabilities, current portion	213,937	270,980
Total current liabilities	8,329,209	8,823,569

Long-term debt, net of current portion	69,089	166,532
Asset retirement obligations, net of current portion	37,488	43,712
Pension obligations, net of current portion	53,372	60,222
Deferred income taxes	104,830	179,987
Finance lease liabilities, net of current portion	533	2,813
Due to related parties	28	38
Other long-term liabilities	4,355	81,288
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of September 30, 2015 and December 31, 2014)	133,507	133,507
Preferred shares (10 Russian rubles par value; 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of September 30, 2015 and December 31, 2014)	25,314	25,314
Additional paid-in capital	834,172	834,136
Accumulated other comprehensive income	1,518,881	972,381
Accumulated deficit	(5,787,863)	(4,763,413)
Equity attributable to shareholders of Mechel OAO	(3,275,989)	(2,798,075)
Noncontrolling interests	137,594	153,404
Total equity	(3,138,395)	(2,644,671)

Total liabilities and equity	5,460,509	6,713,490

Consolidated Statements of Operations and Comprehensive Income
(Loss)
(in thousands of U.S. dollars)	9 months ended September 30,
	2015	2014
	(unaudited)	(unaudited)

Revenue, net (including related party amounts of $66,275 and $87,270 during 9 months 2015 and 2014, respectively)	$3,274,862	$5,021,781
Cost of goods sold (including related party amounts of $46,227 and $91,026 during 9 months 2015 and 2014, respectively)	(1,884,277)	(3,250,217)

Gross profit	1,390,585	1,771,564
Selling, distribution and operating expenses:

Selling and distribution expenses	(697,088)	(1,136,715)
Taxes other than income tax	(75,497)	(134,852)
Accretion expense	(5,226)	(3,969)
Loss on write-off of property, plant and equipment	(2,108)	(4,278)
Recovery of provision (provision) for amounts due from related parties	193	(15,598)
Provision for doubtful accounts	(21,434)	(28,715)
General, administrative and other operating expenses, net	(213,111)	(318,441)

Total selling, distribution and operating expenses, net	(1,014,271)	(1,642,568)

Operating income	376,314	128,996
Other income and (expense):

Income from equity investments	326	67
Interest income	1,922	2,689
Interest expense	(735,423)	(570,757)
Foreign exchange loss	(731,584)	(734,724)
Other income (expenses), net	8,506	13,444

Total other income and (expense), net	(1,456,253)	(1,289,281)

Loss from continuing operations, before income tax	(1,079,939)	(1,160,285)
Income tax benefit (expense)	70,848	(14,514)

Net loss from continuing operations	(1,009,091)	(1,174,799)

Income (loss) from discontinued operations, net of income tax	3,412	(43,806)
Net loss	(1,005,679)	(1,218,605)

Less: Net income attributable to noncontrolling interests	(6,182)	(4,004)

Net loss attributable to shareholders of Mechel OAO	(1,011,861)	(1,222,609)
Less: Dividends on preferred shares	(75)	(123)
Net loss attributable to common shareholders of Mechel OAO	(1,011,936)	(1,222,732)

Net loss	(1,005,679)	(1,218,605)
Currency translation adjustment	516,036	191,524
Change in pension benefit obligation	(4,130)	(6,328)
Adjustment of available-for-sale securities	140	307

Comprehensive loss	(493,633)	(1,033,102)

Comprehensive income attributable to noncontrolling interests	15,759	45,325
Comprehensive loss attributable to shareholders of Mechel OAO	(477,874)	(987,777)

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	9 months ended September 30,
	2015	2014
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net loss	$(1,005,679)	$(1,218,605)
(Income) loss from discontinued operations, net of income tax	(3,412)	43,806
Net loss from continuing operations	(1,009,091)	(1,174,799)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:

Depreciation	159,605	262,201
Depletion and amortization	20,590	38,336
Foreign exchange loss	731,584	734,724
Deferred income taxes	(69,417)	(116,707)
Provision for doubtful accounts	21,434	28,715
Change in inventory reserves	2,857	88
Accretion expense	5,226	3,969
Loss on write-off of property, plant and equipment	2,108	4,278
Income from equity investments	(326)	(67)
(Recovery of provision) provision for amounts due from related parties	(193)	15,598
Non-cash interest on pension liabilities	2,943	4,736
Loss on sale of property, plant and equipment	50	2,569
Gain on sale of investments	—	(14,811)
Gain on accounts payable with expired legal term	(2,655)	(602)
Gain on forgiveness of fines and penalties	(17)	(14)
Amortization of loan origination fee	23,033	43,712
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses	6,058	3,451
Other	6,628	—
Changes in working capital items:

Accounts receivable	19,006	20,195
Inventories	48,460	363,918
Trade payable to vendors of goods and services	(33,437)	62,679
Advances received	(18,819)	(264)
Accrued taxes and other liabilities	415,126	465,080
Settlements with related parties	5,106	(41,647)
Other current assets	(10,045)	40,296
Unrecognized income tax benefits	(14,406)	(28,387)
Net operating cash flows of discontinued operations	(4,914)	(18,001)
Net cash provided by operating activities	306,494	699,246

Cash Flows from Investing Activities
Acquisition of DEMP, less cash acquired	(59,163)	(64,476)
Proceeds from disposal of securities	—	15,599
Loans issued and other investments	(55)	(2)
Proceeds from disposal of TPP Rousse, less cash disposed of	1,143	1,454
Proceeds from disposal of Invicta, less cash disposed of	—	690
Proceeds from disposal of Bluestone, less cash disposed of	1,502	—
Proceeds from loans issued	349	1,334
Proceeds from disposals of property, plant and equipment	5,084	23,780
Purchases of mineral licenses and other related payments	(1,052)	—
Purchases of property, plant and equipment	(114,407)	(417,360)
Net investing cash flows of discontinued operations	—	2,662
Net cash used in investing activities	(166,599)	(436,319)

Cash Flows from Financing Activities
Proceeds from borrowings	44,724	2,060,438
Repayment of borrowings	(171,614)	(2,417,434)
Dividends paid	(71)	(122)
Dividends paid to noncontrolling interest	(35)	(147)
Acquisition of noncontrolling interest in subsidiaries	(7)	(40,043)
Repayment of obligations under finance lease	(25,213)	(33,047)
Sale leaseback proceeds	—	15,273
Net financing cash flows of discontinued operations	—	(2,024)
Net cash used in financing activities	(152,216)	(417,106)

Effect of exchange rate changes on cash and cash equivalents	(24,254)	(48,299)
Net decrease in cash and cash equivalents	(36,575)	(202,478)

Cash and cash equivalents at beginning of period	72,416	274,539
Cash and cash equivalents at end of period	35,841	72,062